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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67545

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/17** (mm/dd/yy) AND ENDING **12/31/17** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GrandFund Investment Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1809 Fremont Drive
(No. and Street)

Alameda	**California**	**94501**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Bertucio **510- 522 -2728**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygancio Valley Drive, Suite A200	**Walnut Creek**	**CA**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

RMP DM

OATH OR AFFIRMATION

I, **Donald C. Bertucio**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GrandFund Investment Group, LLC**, as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____

Signature

VP/CCO

Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached and not the truthfulness accuracy, or validity of that document

State of California
County of Alameda

JURAT

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2018, by Donald C. Bertucio, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________

Notary Public

MURSHAD BOBBY KHAN
Notary Public - California
Alameda County
Commission # 2149690
My Comm. Expires May 17, 2020

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

GRANDFUND INVESTMENT GROUP, LLC

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
GrandFund Investment Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grand Fund Investment Group, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in members' capital, and cash flows for the year then ended, and the related notes and schedules I, II and III (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Grand Fund Investment Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter + Associates LLP

We have served as Grand Fund Investment Group, LLC's auditor since 2016.
Walnut Creek, California

February 26, 2018

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	257,551
Accounts receivable, net of $343,125 allowance		1,068,000
Prepaid expenses		40,609
TOTAL ASSETS	**$**	**1,366,160**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Commissions payable	$	642,150
Accounts payable		53,892
Unearned income		37,500
TOTAL LIABILITIES		733,542
MEMBERS' CAPITAL		632,618
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**1,366,160**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Marketing income	$	1,018,750
Success fees		11,424,880
Representative fee income		3,375
Other income		11,580
Total revenues		12,458,585
EXPENSES:		
Commission expense		9,798,716
Representative bonuses		1,028,124
Guaranteed payments		965,500
Consulting and professional fees		259,968
Regulatory fees		73,927
Bad debt expense		12,000
Other operating expenses		67,837
Total expenses		12,206,072
NET INCOME	**$**	**252,513**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBERS' CAPITAL, Beginning of Year	**$**	**380,105**
Net income		252,513
MEMBERS' CAPITAL, End of Year	**$**	**632,618**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	252,513
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense		12,000
Change in assets and liabilities:		
Accounts receivable		(199,850)
Prepaid expenses		(26,732)
Commissions payable		58,515
Accounts payable		5,930
Unearned income		37,500
Net cash provided by operating activities		139,876
NET INCREASE IN CASH AND CASH EQUIVALENTS		139,876
CASH AND CASH EQUIVALENTS, Beginning of Year		**117,675**
CASH AND CASH EQUIVALENTS, End of Year	**$**	**257,551**

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business
GrandFund Investment Group, LLC (the "Company") was formed as a California Limited Liability Company on November 15, 2005, and its principal place of business is located in Alameda, California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") on July 24, 2007 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The members of the Company are Charles Bertucio and Donald Bertucio, who are collectively the managing members, as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the existence of the Company will continue in existence unless sooner dissolved by its members.

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise capital for investment purposes within their funds. The Company qualifies potential prospects, arranges presentations, and tracks the sales process. The Company also provides investment and management advisory services to private companies.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation
The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition
The Company earns success fees from money management firms for monies placed in their various funds. The success fees are generally based on an agreed percentage of the potential investors' committed capital that has been called and collected by the various funds of the money management firms.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Revenue Recognition (Continued)
The Company earns marketing income in connection with arrangements to introduce funds to registered representatives of broker-dealers and registered representative advisors, where these broker-dealers may have customers interested in investing in the funds. Marketing associated with income is earned as a retainer on a quarterly basis or as a percentage of the fees received by the investment advisor for accounts introduced.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2017 the company held a single cash account, and there were no cash equivalents.

Fair Value of Financial Instruments
The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and commissions payable approximate fair value because of their short-term maturities.

Income Taxes
The Company was formed as a California limited liability company ("LLC"). Effectively January 1, 2017, the Company became a Pennsylvania LLC. LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Certain states including Pennsylvania in which the Company operates imposes fees and taxes at the partnership level. Management believes there are no uncertain tax positions. The Company is no longer subject to examinations by major tax jurisdictions for years before 2013.

Guaranteed Payments
Guaranteed payments are payments to individual members for services rendered, and are not based on the member's share of the Company's income.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

NOTE 2 – MEMBERS' CAPITAL

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 3 – RISK CONCENTRATIONS

As of December 31, 2017, the Company had two customers that accounted for 84% of the accounts receivable and 85% of revenue was generated by three customers. Two of those customers were the same.

In addition, 99% of commission expense and commissions payable at December 31, 2017 was related to one marketer.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. Cash balances are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with GrandFund, LLC, a company under common control. There were no expenses shared during 2017.

$965,500 of guaranteed payments on the accompanying statement of income was paid to the members.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid.

NOTE 5 – NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2017, the Company had regulatory net capital of $166,159 which was $117,256 above the minimum requirement of $48,903.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2014-09 ***Revenue from Contracts with Customers:*** In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

ASU 2016-12 ***Leases:*** In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

ASU 2016-13 ***Financial Instruments - Credit Losses:*** In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and

NOTE 6 – NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)

supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

NOTE 7 - CONTINGENCIES

The Company is involved with certain claims and disputes. It is the opinion of the Company's management,based on consultation with legal counsel, that liabilities, if any, arising from such claims, disputes or examinations would not have a material effect on the Company's financial position. Due to uncertainties, it is at least reasonably possible that management's estimate of the outcome could change.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2018, the date the accompanying financial statements were issued. In January 2018, a lawsuit was filed against the Company by a former associate of the Company, for breach of contract with damages substantially exceeding $75,000. Management believes the lawsuit is without merit and intends to contest the allegations vigorously.

SUPPLEMENTARY INFORMATION

GRANDFUND INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

NET CAPITAL:			
Total members' capital		$	632,618
DEDUCTIONS			
Non-allowable assets:			
Accounts receivable	425,850		
Prepaid expenses	40,609		
Total deductions			(466,459)
NET CAPITAL		**$**	**166,159**
AGGREGATE INDEBTEDNESS:			
Item included in statement of financial condition:			
Commissions payable	642,150		
Accounts payable	53,892		
Unearned income	37,500		
TOTAL AGGREGATE INDEBTEDNESS (A.I.)		**$**	**733,542**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required (6-2/3% of A.I.)		$	48,903
Minimum dollar requirement		$	5,000
Excess net capital		$	117,256
Ratio: Aggregate indebtedness to net capital			441%

Reconciliation with Company's Net Capital Computation (Included in Part II of form X-17A-5 as of December 31, 2017

There were no material differences noted in the Company's net capital computation at December 31, 2017.

See accompanying notes to the financial statements

GRANDFUND INVESTMENT GROUP, LLC..SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3
DECEMBER 31,2017

The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(i).

GRANDFUND INVESTMENT GROUP, LLC..SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2017

The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(i).

See accompanying notes to the financial statements

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Members of
GrandFund Investment Group, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) GrandFund Investment Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates LLP

Walnut Creek, California

February 26, 2018

GF **GRANDFUND Investment Group, LLC**

SEA 15c3-3 Exemption Report

I, Donald Bertucio, CCO/VP of GrandFund Investment Group, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Donald Bertucio
CCO/VP
February 5, 2018

1809 Fremont Drive • Alameda, CA 94501 • Phone: (510) 522-2728